Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 6, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Final Results 2004

Gallaher Group Plc will be announcing its Final Results for the year ended 31 December 2004 on Wednesday 2 March 2005.

6 January 2005

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew – Cardew Group	Tel:	020 7 930 0777

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: January 6, 2005	Title:	Deputy Company Secretary